Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2015 and 2014

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Mar. 31,	Dec. 31,
	Note	2015	2014

Assets
Current assets
Cash and cash equivalents		$122,524	$207,273
Trade and other receivables	7	242,669	211,243
Inventories	8	97,058	87,709
Prepaid expenses	9	71,270	15,305
Other financial assets	10	107	1,345
Taxes receivable	17d	13,386	11,941
		547,014	534,816
Receivables	7	29,830	24,824
Inventories	8	8,147	7,857
Prepaid expenses	9	—	246
Other financial assets	10	101,084	72,897
Intangible assets - computer software		11,417	12,063
Property, plant and equipment	11	5,242,811	4,715,811
Goodwill		230,302	210,655
Deferred tax assets	17b	50,547	48,339
		$6,221,152	$5,627,508

Liabilities
Current liabilities
Trade and other payables		$319,742	$280,683
Taxes payable		12	342
Other liabilities	12	44,446	47,248
Other financial liabilities	13	8,077	7,001
Current portion of long term debt	14	45,162	17,139
Deferred revenue	15	98,059	81,279
		515,498	433,692
Other financial liabilities	13	56,594	51,543
Long term debt	14	1,351,812	1,127,957
Deferred revenue	15	737,091	717,015
Provisions	16	208,215	183,700
Pension obligations		45,985	49,384
Other employee benefits		188,748	175,548
Deferred tax liabilities	17b	491,253	441,949
		3,595,196	3,180,788

Equity
Share capital	18b	1,624,583	1,624,419
Reserves		394,746	189,630
Retained earnings		606,627	632,671
Equity attributable to owners of the Company		2,625,956	2,446,720
		$6,221,152	$5,627,508

Capital commitments (note 22).

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow

(Unaudited and in thousands of Canadian dollars)

		Three months ended
		March 31,
	Note	2015	2014

Cash generated from (used in) operating activities:
Loss for the period		$(23,708)	$(27,219)
Tax expense	17a	10,632	3,080
Items not affecting cash:
Depreciation and amortization	6b	32,140	15,612
Share-based payment expense	6c	2,179	1,322
Net finance expense	6e	4,001	1,602
Change in fair value of derivatives		(6,210)	(11,483)
Change in deferred revenue related to stream	15	(9,659)	(7,061)
Change in taxes receivable/payable, net		(1,070)	1,080
Mark-to-market loss on warrants	6e	3,386	—
Loss on disposition of subsidiary	6f	—	6,512
Impairment and mark-to-market losses	6e	1,618	794
Foreign exchange and other		11,392	12,042
Taxes paid		(646)	(915)
Operating cash flows before stream deposit and change in non-cash working capital		24,055	(4,634)
Precious metals stream deposit	15	—	139,287
Change in non-cash working capital	23a	(22,862)	(19,079)
		1,193	115,574

Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(164,697)	(207,014)
Acquisition of intangible assets		(47)	(336)
Acquisition of investments		—	(2,886)
Addition to restricted cash	10	(27,736)	(22,963)
Peruvian sales tax received on capital expenditures		2,135	51,552
Net interest received (paid)		(2,558)	442
		(192,903)	(181,205)

Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs paid	14	159,699	59,201
Principal repayments	14b	(4,661)	—
Interest paid		(55,570)	(39,697)
Proceeds from exercise of stock options		114	—
Financing costs		(1,491)	(998)
Proceeds from issuance of equity		—	165,131
Dividends paid	18b	(2,336)	(1,928)
		95,755	181,709

Effect of movement in exchange rates on cash and cash equivalents		11,206	16,496
Net (decrease) increase in cash and cash equivalents		(84,749)	132,574
Cash and cash equivalents, beginning of period		207,273	631,427
Cash and cash equivalents, end of period		$122,524	$764,001

For supplemental information, see note 23.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended
		March 31,
	Note	2015	2014

Revenue	6a	$160,652	$106,779

Cost of sales
Mine operating costs		112,353	81,283
Depreciation and amortization	6b	31,944	15,427
		144,297	96,710

Gross profit		16,355	10,069

Selling and administrative expenses		11,866	14,065
Exploration and evaluation expenses		2,900	1,942
Other operating expenses	6d	3,710	3,613
Loss on disposal of subsidiary	6f	—	6,512

Results from operating activities		(2,121)	(16,063)

Finance income	6e	(380)	(780)
Finance expenses	6e	4,381	2,382
Other finance loss	6e	6,954	6,474
Net finance expense		10,955	8,076

Loss before tax		(13,076)	(24,139)
Tax expense	17a	10,632	3,080
Loss for the period		$(23,708)	$(27,219)

Attributable to:
Owners of the Company		$(23,708)	$(27,129)
Non-controlling interests		—	(90)
Loss for the period		$(23,708)	$(27,219)

Loss per share - basic and diluted		$(0.10)	$(0.15)

Weighted average number of common shares outstanding:	19
Basic		233,624,783	186,031,709
Diluted		233,624,783	186,031,709

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended
	March 31,
	2015	2014

Loss for the period	$(23,708)	$(27,219)

Other comprehensive income (loss) (note 20):
Items that may be reclassified subsequently to profit or loss Recognized directly in equity:
Net exchange gain on translation of foreign operations	212,791	60,905
Change in fair value of available-for-sale financial investments	(524)	44,440
	212,267	105,345

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial loss	(8,497)	(26,082)
Tax effect	(231)	4,517
	(8,728)	(21,565)

Transferred to income statements:
Impairment of available-for-sale financial assets	1,645	794
Sale of investments	(27)	—
Tax effect	9	—
	1,627	794

Other comprehensive income, net of tax, for the period	205,166	84,574
Total comprehensive income for the period	$181,458	$57,355

Attributable to:
Owners of the Company	$181,458	$57,445
Non-controlling interests	—	(90)
Total comprehensive income for the period	$181,458	$57,355

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share Capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests	Total equity

Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707
Loss	—	—	—	—	—	—	(27,129)	(27,129)	(90)	(27,219)
Other comprehensive income (loss)	—	—	60,905	45,234	—	(21,565)	—	84,574	—	84,574
Total comprehensive income (loss)	—	—	60,905	45,234	—	(21,565)	(27,129)	57,445	(90)	57,355
Contributions by and distributions to owners:
Equity issuance (note 18b)	172,672	—	—	—	—	—	—	172,672	—	172,672
Share issue costs, net of tax	(5,543)	—	—	—	—	—	—	(5,543)	—	(5,543)
Dividends (note 18b)	—	—	—	—	—	—	(1,928)	(1,928)	—	(1,928)
Total contributions by and distributions to owners	167,129	—	—	—	—	—	(1,928)	165,201	—	165,201
Sale of subsidiary	—	—	(453)	—	—	—	—	(453)	6,921	6,468
Balance, March 31, 2014	$1,188,217	$26,015	$158,376	$47,702	$—	$(98,415)	$535,909	$1,857,804	$(1,073)	$1,856,731
Profit	—	—	—	—	—	—	99,085	99,085	—	99,085
Other comprehensive income (loss)	—	—	124,343	(44,666)	—	(24,558)	—	55,119	—	55,119
Total comprehensive income (loss)	—	—	124,343	(44,666)	—	(24,558)	99,085	154,204	—	154,204
Contributions by and distributions to owners:
Stock options exercised	1,869	(590)	—	—	—	—	—	1,279	—	1,279
Equity issuance (note 18b)	434,626	—	—	—	—	—	—	434,626	—	434,626
Share issue costs, net of tax	(293)	—	—	—	—	—	—	(293)	—	(293)
Dividends (note 18b)	—	—	—	—	—	—	(2,323)	(2,323)	—	(2,323)
Total contributions by and distributions to owners	436,202	(590)	—	—	—	—	(2,323)	433,289	—	433,289
Non-controlling interest upon acquisition of Augusta (note 5)	—	1,423	—	—	—	—	—	1,423	—	1,423
Reclassification adjustment	—	—	—	—	—	—	—	—	1,073	1,073
Balance, December 31, 2014	$1,624,419	$26,848	$282,719	$3,036	$—	$(122,973)	$632,671	$2,446,720	$—	$2,446,720

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Hedging reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests	Total equity

Balance, January 1, 2015	$1,624,419	$26,848	$282,719	$3,036	$—	$(122,973)	$632,671	$2,446,720	$—	$2,446,720
Loss	—	—	—	—	—	—	(23,708)	(23,708)	—	(23,708)
Other comprehensive income (loss) (note 20)	—	—	212,791	1,103	—	(8,728)	—	205,166	—	205,166
Total comprehensive income (loss)	—	—	212,791	1,103	—	(8,728)	(23,708)	181,458	—	181,458
Contributions by and distributions to owners:
Stock options exercised	164	(50)	—	—	—	—	—	114	—	114
Dividends (note 18b)	—	—	—	—	—	—	(2,336)	(2,336)	—	(2,336)
Total contributions by and distributions to owners	164	(50)	—	—	—	—	(2,336)	(2,222)	—	(2,222)
Balance, March 31, 2015	$1,624,583	$26,798	$495,510	$4,139	$—	$(131,701)	$606,627	$2,625,956	$—	$2,625,956

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2015 and 2014 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at March 31, 2015, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto stock exchange and “HBM/WS” on the New York stock exchange. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)  Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on May 7, 2015.

(b)  Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)  Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2014.

(d)  Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2014.

3.                   Significant accounting policies

These condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2014 and comparative periods.

4.                   New standards not yet adopted

•                      IFRS 9, Financial Instruments (“IFRS 9 (2009)”) — this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

•                      IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017, and may consider earlier adoption. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

•                      Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

5.                   Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Hudbay Arizona (formerly named Augusta Resource Corporation), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group’s equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont project and significantly increase Hudbay’s future copper production.

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$393,947
Warrant instruments (19,759,641 warrants)	42,087
Fair value of shares previously owned by the Group (23,058,585 common shares)	84,391
Consideration transferred - July 16, 2014	$520,425

The fair value of the common shares issued was based on Hudbay’s listed share price of $10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black-Scholes option pricing calculation of $2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of $3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of $40,679 based on Hudbay’s listed share prices of $11.62 and $9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of $3,398 based on Hudbay’ listed warrant prices of $2.25 and $1.09 on July 29, 2014 and September 23, 2014, respectively.

Immediately prior to the acquisition, Augusta settled its outstanding in the money stock options, restricted units and convertible notes through the issuance of Augusta shares and settled its out of the money options in cash under the terms of the acquisition.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

Identifiable assets acquired and liabilities assumed:

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,261
Receivables and other current assets	1,486
Long-term receivable and other assets	9,896
Mineral properties	680,636
Other property, plant and equipment	83,626
Trade and other payables	(35,949)
Warrant liability	(6,278)
Current portion of long-term debt	(125,918)
Deferred tax liabilities	(167,898)
Total net identifiable assets acquired	$442,862

The fair values of the mineral properties have been calculated using significant judgements. In particular, the fair values of mineral properties, and other property and plant and equipment have been determined based on an independent valuation.

The fair value of the acquired receivables was valued at $10,011. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$436,034
Fair value of previous interest in acquiree	84,391
Non-controlling interest of measured based on proportionate share	45,500
Less: value of net identifiable asset acquired	(442,862)
Goodwill upon acquisition on July 16, 2014	$123,063

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes. As a result of foreign exchange translation, the goodwill balance increased to $145,193 as at March 31, 2015 as a result of movements in foreign currency on translation.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

6.                   Revenue and expenses

(a)  Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2015	2014
Copper	$80,775	$46,750
Zinc	66,768	52,189
Gold	19,118	14,115
Silver	2,455	2,343
Other	1,689	984
	170,805	116,381
Treatment and refining charges	(10,153)	(5,054)
Pre-production revenue	—	(4,548)
	$160,652	$106,779

Pre-production revenue in 2014 relates to revenue earned from production at the Reed mine. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the consolidated income statements.

Included in revenue for the three months ended March 31, 2015 are losses related to unrealized non-hedge derivative contracts of $1,841 (three months ended March 31, 2014 - gains of $8,587).

(b)  Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Three months ended
	March 31,
	2015	2014
Cost of sales	$31,944	$15,427
Selling and administrative expenses	196	185
	$32,140	$15,612

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

(c)          Share-based payment expense

Share-based payment expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended March 31, 2015
Cost of sales	$307	$—	$307
Selling and administrative expenses	1,593	494	2,087
Other operating expenses	(215)	—	(215)
	$1,685	$494	$2,179
Three months ended March 31, 2014
Cost of sales	$241	$—	$241
Selling and administrative expenses	744	224	968
Other operating expenses	107	—	107
Exploration and evaluation	6	—	6
	$1,098	$224	$1,322

(d)         Other operating expenses

	Three months ended
	March 31,
	2015	2014
Net income on sale of property, plant and equipment	$(524)	$—
Joint venture operator fee income	(115)	—
Cost of non-producing properties	4,158	3,515
Other expenses	191	98
	$3,710	$3,613

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

(e)          Finance income and expenses

	Three months ended
	March 31,
	2015	2014
Finance income
Net interest income	$(157)	$(780)
Other finance income	(223)	—
	(380)	(780)
Finance expense
Interest expense on long-term debt	28,962	20,436
Unwinding of accretion on financial liabilities at amortized cost	438	438
Unwinding of discounts on provisions	915	960
Other finance expense	3,466	1,422
	33,781	23,256
Interest capitalized	(29,400)	(20,874)
	4,381	2,382
Other finance losses
Net foreign exchange loss	10,027	8,576
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	3,386	—
Prepayment option embedded derivative (note 14a)	(8,051)	(2,896)
Investments classified as held-for-trading	(26)	—
Reclassified from equity on disposal of available-for-sale investments (note 20)	(27)	—
Reclassified from equity on impairment of available-for-sale investments (note 20)	1,645	794
	6,954	6,474
Net finance expense	$10,955	$8,076

Interest expense is capitalized to the Constancia and Rosemont projects related to the other financial liabilities at amortized cost and long-term debt (notes 13, 14).

During the three months ended March 31, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,645 (2014 - $794) from the available-for-sale reserve within equity to the interim condensed consolidated income statements.

(f)           Loss on disposal of subsidiary

During the three months ended March 31, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan. This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity. The Group has presented the loss within corporate and other activities in note 24.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

7.              Trade and other receivables

	Mar. 31, 2015	Dec. 31, 2014
Current
Trade receivables	$53,173	$43,087
Embedded derivatives - copper provisional pricing (note 21c)	383	(1,807)
Statutory receivables	156,471	144,836
Receivable from joint venture partners	8,792	12,607
Other receivables	23,850	12,520
	242,669	211,243
Non-current
Statutory receivables - Peruvian sales tax	—	553
Receivable from joint venture partners	27,909	23,487
Other receivables	1,921	784
	29,830	24,824
	$272,499	$236,067

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from our joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at March 31, 2015, this receivable from VMS Ventures was $20,341 (December 31, 2014 - $20,206).

The remaining balance in the receivable from joint venture partner is related to the Group’s joint venture partner for the Rosemont project in Arizona. On September 16, 2010, Rosemont and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding $176,000 of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum $70,000 for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued and construction has commenced; Tranche 2 - $106,000 for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of $70,000 and earned a 7.95% interest in the Rosemont joint venture.  Hudbay is currently funding UCM’s share of the pre-construction costs at Rosemont until such time as the final material permits have been obtained. The receivable has been classified as non-current.

As at March 31, 2015, $153,844 (December 31, 2014 - $142,548) of the current statutory receivables relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. Hudbay Peru expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

8.              Inventories

	Mar. 31, 2015	Dec. 31, 2014
Current
Work in progress	$6,521	$2,494
Finished goods	63,593	62,218
Materials and supplies	26,944	22,997
	97,058	87,709
Non-current
Materials and supplies	8,147	7,857
	$105,205	$95,566

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $128,007 for the three months ended March 31, 2015 (three months ended March 31, 2014 - $86,058).

During the three months ended March 31, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value. For zinc inventories sold during the first quarter of 2014, the related amount transferred from inventory to cost of sales was $5,011 less than it would have been had write-downs not been previously recognized. As a result, for the three months ended March 31, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $674. There were no write-downs in the first quarter of 2015.

9.              Prepaid expenses

	Mar. 31, 2015	Dec. 31, 2014
Current
Prepayments to suppliers related to capital projects	$10,527	$8,672
Prepaid interest related to long-term debt	55,425	—
Prepaid insurance and other	5,318	6,633
	71,270	15,305
Non-current
Other	—	246
	$71,270	$15,551

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

10.       Other financial assets

	Mar. 31, 2015	Dec. 31, 2014
Current
Derivative assets	$107	$1,345

Non-current
Available-for-sale investments	18,385	18,694
Investments at fair value through profit or loss	97	—
Deferred financing fees	—	5,110
Restricted cash	82,602	49,093
	101,084	72,897
	$101,191	$74,242

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the three months ended March 31, 2015 and three months ended March 31, 2014, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,645 and $794, respectively, from the available-for-sale reserve within equity to the consolidated income statements (notes 6e and 20).

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $80,492 as at March 31, 2015, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2014 - $47,163).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

11.             Property, plant and equipment

Mar. 31, 2015	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$18,079	$—	$18,079
Capital works in progress	4,287,063	(2,704)	4,284,359
Mining properties	798,303	(429,105)	369,198
Plant and equipment	1,006,179	(435,004)	571,175
	$6,109,624	$(866,813)	$5,242,811

Dec. 31, 2014	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$18,079	$—	$18,079
Capital works in progress	3,774,083	—	3,774,083
Mining properties	790,655	(411,245)	379,410
Plant and equipment	956,163	(411,924)	544,239
	$5,538,980	$(823,169)	$4,715,811

The Group has included the mineral properties and fixed assets acquired in the Augusta business combination in the capital works in progress line (note 5).

12.             Other liabilities

	Mar. 31, 2015	Dec. 31, 2014
Current portion of
Provisions (note 16)	$15,759	$18,241
Pension liability	24,093	24,093
Other employee benefits	3,929	3,829
Unearned revenue	665	1,085
	$44,446	$47,248

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

13.             Other financial liabilities

	Mar. 31, 2015	Dec. 31, 2014
Current
Derivative liabilities	$1,463	$860
Other financial liabilities at amortized cost	6,614	6,141
	8,077	7,001

Non-current
Derivative liabilities	30,023	26,300
Other financial liabilities at amortized cost	26,571	25,243
	56,594	51,543
	$64,671	$58,544

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the three months ended March 31, 2015, the liability associated with several of the community agreements decreased by $68 and payments of $305 were made. During the year ended December 31, 2014, the liability associated with several of the community agreements increased by $4,699 and payments of $10,466 were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 5) and warrants assumed on the acquisition of Augusta (note 5). Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the three months ended March 31, 2015, the Group recognized a loss of $3,056 related to the increase in the fair value of the warrants liability for those issued in the acquisition of Augusta (note 6e). The fair value of these warrants at March 31, 2015 is $25,758. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of $15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

In addition, during the year ended 2014, the Group recognized a loss of US$261 related to the increase in the fair value of the liability for the transferable share purchase warrants of Augusta (the “Augusta Warrants”) which were assumed in connection with the acquisition of Augusta (note 6e). Following the acquisition, each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. The fair value of the Augusta Warrants at March 31, 2015 is US$3,363. There are 1,374,951 Augusta Warrants outstanding with an exercise price of US$3.85, expiring July 22, 2015 and 3,300,000 Augusta Warrants outstanding with an exercise price of US$2.12, expiring December 12, 2016.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

14.             Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2015	Dec. 31, 2014
Senior unsecured notes (note a)	$1,153,953	$1,062,472
Equipment finance facility (note b)	85,967	82,624
Constancia standby credit facility (note c)	126,279	—
Senior secured revolving credit facility (note d)	30,775	—
	1,396,974	1,145,096
Less: current portion	(45,162)	(17,139)
	$1,351,812	$1,127,957

(a)        Senior unsecured notes

Balance, January 1, 2014	$779,331
Addition to Principal, net of transaction costs and bond premium	197,824
Change in fair value of embedded derivative (prepayment option)	2,145
Effects of changes in foreign exchange	81,978
Accretion of transaction costs	1,194
Balance, December 31, 2014	$1,062,472
Change in fair value of embedded derivative (prepayment option)	(8,051)
Effects of changes in foreign exchange	99,197
Accretion of transaction costs	335
Balance, March 31, 2015	$1,153,953

On August 6, 2014, the Group issued US$170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181,900 ($197,844) and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia and Rosemont, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project and the Rosemont project.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

(b)        Equipment finance facility

Balance, January 1, 2014	$—
Addition to Principal, net of transaction costs	90,671
Payments made	(13,654)
Effects of changes in foreign exchange	4,679
Accretion of transaction costs	928
Balance, December 31, 2014	$82,624
Payments made	(4,661)
Effects of changes in foreign exchange	7,690
Accretion of transaction costs	314
Balance, March 31, 2015	$85,967

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Mar. 31, 2015	Dec. 31, 2014
Current	$18,738	$17,139
Non-current	67,229	65,485
	$85,967	$82,624

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25%.

(c)         Constancia standby credit facility

Balance, December 31, 2014	$—
Addition to Principal, net of transaction costs	124,274
Effects of changes in foreign exchange	2,005
Balance, March 31, 2015	$126,279

The Constancia standby credit facility is reflected in the consolidated balance sheets as follows:

Current	$26,424
Non-current	99,855
Balance, March 31, 2015	$126,279

In June 2014, the Company entered into a US$150 million standby credit facility to provide financing for expenditures at the Constancia project. Drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018, and will bear interest at LIBOR + 3.50%. The facility is secured by the assets of the Peru business unit. Drawdowns of US$103.5 million occurred during the three months ended March 31, 2015.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

(d)        Senior secured revolving credit facility

Balance, January 1, 2014	$—
Addition to Principal, net of transaction costs	30,507
Effects of changes in foreign exchange	268
Balance, March 31, 2015	$30,775

On March 13, 2015, the Company completed an expansion of its corporate revolving credit facility from US$100 million to US$300 million.

The new US$300 million revolving credit facility is on substantially similar terms to the US$100 million credit facility that it replaced. It is intended to provide the Company with additional liquidity as the Constancia project ramps up to commercial production and to support the growth of various business units. The new credit facility is repayable in March 2018.

As at March 31, 2015, the Manitoba business unit had letters of credit advanced under the facility in the amount of $64,084 (December 31, 2014 - $64,084) which are treated as drawings under the facility.  In addition, a cash drawdown of US$26 million occurred during the three months ended March 31, 2015.

15.            Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election.  In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received a cash deposit payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for gross proceeds of US$134,978 ($149,931). The Group has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months. At this time, the Group has assessed that it is unlikely that there will be uncredited legal deposits after mine closure.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of US$230 million against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$450 per ounce (for gold) and US$3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2014	$529,751
Additional installment received	289,218
Recognition of revenue	(49,478)
Effects of changes in foreign exchange	28,803
Balance, December 31, 2014	$798,294
Recognition of revenue	(9,659)
Effects of changes in foreign exchange	46,515
Balance, March 31, 2015	$835,150

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Mar. 31, 2015	Dec. 31, 2014
Current	$98,059	$81,279
Non-current	737,091	717,015
	$835,150	$798,294

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

16.       Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2015	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Total
Current (note 12)	$4,715	$6,393	$4,651	$15,759
Non-current	205,887	—	2,328	208,215
	$210,602	$6,393	$6,979	$223,974

Dec. 31, 2014	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Total
Current (note 12)	$7,122	$5,898	$5,221	$18,241
Non-current	178,273	—	5,427	183,700
	$185,395	$5,898	$10,648	$201,941

The increase in the total provision for decommissioning, restoration and similar liabilities is mainly the result of lower discount rates since December 31, 2014.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

17.       Income and mining taxes

(a)         Tax expense:

The tax expense is applicable as follows:

	Three months ended
	March 31,
	2015	2014
Current:
Income taxes	$1,694	$1,069
Mining taxes	22	(1,234)
	1,716	(165)
Deferred:
Income taxes - origination and reversal of temporary differences	9,057	3,652
Canadian mining taxes - origination and reversal of temporary differences	(53)	527
Peruvian mining tax - origination and reversal of temporary difference	(851)	597
Adjustments in respect of prior years	763	(1,531)
	8,916	3,245
	$10,632	$3,080

(b)         Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Mar. 31, 2015	Dec. 31, 2014
Deferred income tax asset	$50,547	$48,339

Deferred income tax liability	(462,305)	(415,479)
Deferred mining tax liability - Canada	(1,564)	(640)
Deferred mining tax liability - Peru	(27,384)	(25,830)
	(491,253)	(441,949)
Net deferred tax liability balance	$(440,706)	$(393,610)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

(c)          Changes in deferred tax assets and liabilities:

	Three months ended	Year ended
	Mar. 31, 2015	Dec. 31, 2014
Net deferred tax liability balance, beginning of year	$(393,610)	$(261,846)
Deferred tax expense	(8,916)	61,362
OCI transactions (note 20)	(222)	7,585
Acquisition of Augusta	—	(167,898)
Items charged directly to equity	—	2,018
Foreign currency translation on the deferred tax liability	(37,958)	(34,831)
Net deferred tax liability balance, end of period	$(440,706)	$(393,610)

(d)  Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)  Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

18.            Share capital

(a)  Preference shares:

Authorized: Unlimited preference shares without par value

(b)  Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2015		Dec. 31, 2014
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of period	233,615,857	$1,624,419	172,078,376	$1,021,088
Exercise of stock options	43,666	164	181,035	1,869
Share issue costs, net of tax	—	—	—	(5,836)
Share issuance	—	—	20,930,000	172,672
Shares cancelled	—	—	(24,208)	—
Issued - acquisition of Augusta (note 5)	—	—	40,450,654	434,626
Balance, end of period	233,659,523	$1,624,583	233,615,857	$1,624,419

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

The Company paid $1,928 in dividends on March 31, 2014 to shareholders of record as of March 14, 2014. During the three months ended March 31, 2015, the Company paid $2,336 in dividends on March 31, 2015 to shareholders of record as of March 13, 2015.

19.       Loss per share data

	Three months ended
	March 31,
	2015	2014
Weighted average common shares outstanding	233,624,783	186,031,709
Plus net incremental shares from assumed conversions:
Warrants	1,039,500	—
Stock options	149,597	188,026
Diluted weighted average common shares outstanding	234,813,880	186,219,735

The determination of the diluted weighted-average number of common shares excludes 1,557,637 shares related to stock options that were anti-dilutive for the three months ended March 31, 2015 (three months ended March 31, 2014 - 2,327,582 shares).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three months ended March 31, 2015, the Group calculated diluted loss per share using 233,624,783 common shares. For the three months ended March 31, 2014, the Group calculated diluted loss per share using 186,031,709 common shares.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

20.       Other comprehensive income (loss) (“OCI”)

	Three months ended			Three months ended
	Mar. 31, 2015			Mar. 31, 2014
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net foreign exchange income on translation of foreign operations	$212,791	$—	$212,791	$60,905	$—	$60,905
	212,791	—	212,791	60,905	—	60,905
Available-for-sale
Change in fair value of available- for-sale investments	(524)	—	(524)	44,440	—	44,440
Transfer to income statement on sale and impairment of investments (note 6e)	1,618	9	1,627	794	—	794
	1,094	9	1,103	45,234	—	45,234
Items that will not be reclassified subsequently to profit or loss
Actuarial loss	(8,497)	(231)	(8,728)	(26,082)	4,517	(21,565)
Total OCI income and (loss)	$205,388	$(222)	$205,166	$80,057	$4,517	$84,574

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

21.       Financial instruments

(a)         Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Mar. 31, 2015		Dec. 31, 2014
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$122,524	$122,524	$207,273	$207,273
Restricted cash[1]	82,602	82,602	49,093	49,093
Trade and other receivables[1,2]	115,645	115,645	92,485	92,485
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	383	383	(1,807)	(1,807)
Non-hedge derivative assets[3]	107	107	1,345	1,345
Prepayment option - embedded derivative[7]	9,382	9,382	1,217	1,217
Investments at FVTPL[4]	97	97	—	—
Available-for-sale investments[4]	18,385	18,385	18,694	18,694
	349,125	349,125	368,300	368,300
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1,2]	312,928	312,928	273,145	273,145
Other financial liabilities[5]	23,091	33,185	19,950	31,384
Senior unsecured notes[6]	1,213,509	1,163,335	1,009,658	1,063,689
Equipment finance facility[8]	85,967	85,967	82,624	82,624
Constancia standby credit facility[8]	126,279	126,279	—	—
Senior secured revolving credit facility[8]	30,775	30,775	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	452	452	(150)	(150)
Non-hedge derivative liabilities[3]	31,486	31,486	27,160	27,160
	1,824,487	1,784,407	1,412,387	1,477,852
Net financial liability	$(1,475,362)	$(1,435,282)	$(1,044,087)	$(1,109,552)

1        Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2        Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3        Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4        Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5        These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6        Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.

7        Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8        The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                        Level 1: Quoted prices in active markets for identical assets or liabilities;

•                        Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                        Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$383	$—	$383
Non-hedge derivatives	—	107	—	107
Prepayment option embedded derivative	—	9,382	—	9,382
Investments at FVTPL	—	97	—	97
Available-for-sale investments	16,385	—	2,000	18,385
	$16,385	$9,969	$2,000	$28,354
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$452	$—	$452
Non-hedge derivatives	25,758	5,728	—	31,486
	$25,758	$6,180	$—	$31,938

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,807)	$—	$(1,807)
Non-hedge derivatives	—	1,345	—	1,345
Prepayment option embedded derivative	—	1,217	—	1,217
Available-for-sale investments	16,694	—	2,000	18,694
	$16,694	$755	$2,000	$19,449
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$(150)	$—	$(150)
Non-hedge derivatives	22,702	4,458	—	27,160
	$22,702	$4,308	$—	$27,010

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2015, the Group did not make any transfers.

(b)  Derivatives and hedging:

Copper fixed for floating swaps

The Group has entered into copper fixed for floating swaps on approximately 13 million pounds of copper, settling across January 2015 through March 2015 inclusive at an average fixed receivable price of US$2.79/lb associated with provisional pricing risk in concentrate sales agreements.  As at March 31, 2015, 13 million pounds of copper swaps were settled leaving no unsettled copper fixed for floating swaps (December 31, 2014 — 13 million unsettled copper fixed for floating swaps).

The hedging transactions were with counterparties that the Group believed to be creditworthy and did not require the Group to provide collateral. Both copper and zinc costless collars were settled at December 31, 2014 as such the aggregate fair value of the transactions are nil at March 31, 2015 and December 31, 2014. The copper fixed for floating swaps were settled at March 31, 2015 as such the aggregate fair value of the transactions were nil at March 31, 2015 (December 31, 2014 - an asset position of $1,263).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At March 31, 2015, the Group held contracts for forward zinc purchased of 10,346 tonnes (December 31, 2014 — 10,747 tonnes) that related to forward customer sales of zinc. Prices ranges from US$2,014 to US$2,403 per tonne (December 31, 2014 — US$2,085 to US$2,403) and settlement dates extended to March 2016. The aggregate fair value of the transactions at March 31, 2015 was a net liability position of $1,356 (December 31, 2014 — a net liability position of $778).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at March 31, 2015 was a liability of $25,758 (December 31, 2014 - $22,702).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

Augusta warrants assumed by Hudbay in the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of the Augusta warrants is determined based on the Black-Scholes model. The fair value of the Augusta warrants at March 31, 2015 was a liability of $4,265 (December 31, 2014 — $3,598).

(c)  Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2015, the Group’s net position consisted of contracts awaiting final pricing for sales of 8,214 tonnes of copper (December 31, 2014 — 8,576 tonnes) and no purchases of zinc (December 31, 2014 — nil tonnes). In addition, at March 31, 2015, the Group’s net position consisted of contracts awaiting final pricing for sales of 5,341 ounces of gold and 46,890 ounces of silver (December 31, 2014 — 2,651 ounces of gold and 26,968 ounces of silver).

As at March 31, 2015, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$2.74/lb (December 31, 2014 — US$2.83/lb), US$1,183/oz (December 31, 2014 — US$1,184/oz) and US$16.59/oz (December 31, 2014 — US$15.59/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at March 31, 2015, was an asset position of $383 (December 31, 2014 — $1,807, a liability position). The aggregate fair value of the embedded derivatives within the zinc concentrate purchase and other contracts at March 31, 2015, was a liability position of $452 (December 31, 2014 — $150, an asset position).

Prepayment option embedded derivative

The Notes (note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 6e). The fair value of the embedded derivative at March 31, 2015 was an asset of $9,382 (December 31, 2014 - an asset of $1,217).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

22.            Capital commitments

As at March 31, 2015, the Group had outstanding capital commitments in Canada of approximately $5,223 primarily related to its Lalor project, none of which can be terminated by the Group, approximately $176,035 in Peru, primarily related to sustaining capital and pre-commercial production costs, of which approximately $1,082 cannot be terminated by the Group and approximately $319,806 in Arizona, primarily related to its Rosemont project, of which approximately $167,966 cannot be terminated by the Group.

23.            Supplementary cash flow information

(a)              Change in non-cash working capital:

	Three months ended
	March 31,
	2015	2014
Change in:
Trade and other receivables	$(14,743)	$3,747
Inventories	(3,717)	(22,752)
Prepaid expenses and other current assets	212	998
Trade and other payables	(1,466)	1,613
Change in taxes payable/receivable, net	1,070	(1,080)
Other	(3,062)	179
Taxes - ITC	(1,156)	(1,784)
	$(22,862)	$(19,079)

(b)              Non-cash transactions:

During the three months ended March 31, 2015, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at March 31, 2015, led to net increases in related property, plant and equipment assets of $20,347 mainly as a result of discount rate changes. For the three months ended March 31, 2014, such remeasurements led to increases in property, plant and equipment assets of $9,171.

•                  Property, plant and equipment included $158,674 of additions which were not yet paid for as at March 31, 2015 (March 31, 2014 - $150,794). These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made.

•                  See notes 5 and 6f for non-cash transactions related to the acquisition of Augusta and the disposal of Hudbay Michigan, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

24.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formally a part of the South America segment, consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The prior year comparatives have been recast to move the South American exploration entities to corporate and other activities as they were previously included in the previously named South American business unit.  The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the corporate and other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended March 31, 2015

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$160,652	$—	$—	$—	$160,652
Cost of sales
Mine operating costs	112,353	—	—	—	112,353
Depreciation and amortization	31,944	—	—	—	31,944
Gross profit	16,355	—	—	—	16,355
Selling and administrative expenses	543	—	—	11,323	11,866
Exploration and evaluation	2,116	504	—	280	2,900
Other operating income and expenses	402	1,709	1,982	(383)	3,710
Results from operating activities	$13,294	$(2,213)	$(1,982)	$(11,220)	$(2,121)
Finance income					(380)
Finance expenses					4,381
Other finance losses					6,954
Loss before tax					(13,076)
Tax expense					10,632
Loss for the period					$(23,708)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

Three months ended March 31, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$106,779	$—	$—	$—	$106,779
Cost of sales
Mine operating costs	81,283	—	—	—	81,283
Depreciation and amortization	15,427	—	—	—	15,427
Gross profit	10,069	—	—	—	10,069
Selling and administrative expenses	544	—	—	13,521	14,065
Exploration and evaluation	1,324	391	—	227	1,942
Other operating income and expenses	642	1,546	—	1,425	3,613
Loss on disposal of subsidiary	—	—	—	6,512	6,512
Results from operating activities	$7,559	$(1,937)	$—	$(21,685)	$(16,063)
Finance income					(780)
Finance expenses					2,382
Other finance losses					6,474
Loss before tax					(24,139)
Tax expense					3,080
Loss for the period					$(27,219)

March 31, 2015

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,117,191	$3,863,149	$1,096,572	$144,240	$6,221,152
Total liabilities	841,952	1,251,824	205,914	1,295,506	3,595,196
Property, plant and equipment	888,570	3,404,855	940,392	8,994	5,242,811

Three months ended March 31, 2015

Additions to property, plant and equipment	$37,015	$150,284	$12,471	$(1,019)	$198,751
Additions to other non-current assets (intangibles)	—	—	—	40	40

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2015 and 2014

December 31, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,163,827	$3,333,455	$994,376	$135,850	$5,627,508
Total liabilities	820,318	1,022,273	190,474	1,147,723	3,180,788
Property, plant and equipment	884,971	2,970,697	849,935	10,208	4,715,811

Three months ended March 31, 2014

Additions to property, plant and equipment	$43,313	$191,867	$—	$—	$235,180
Additions to other non-current assets (intangibles)	271	—	—	65	336

25.            Subsequent Events

Acquisition of New Britannia Mine and Mill

On May 4, 2015 the Company closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba, for approximately US$11 million in net cash consideration, plus a contingent payment of US$5 million. In connection with the New Britannia acquisition, the Company entered into a private placement agreement with a Canadian bank to sell approximately 1.4 million Hudbay common shares for net proceeds of $15.7 million.

While there are presently no plans to bring the New Britannia mine back into production, based on the Company’s initial review, the Company believes the New Britannia mill (the “NBM Mill”), if refurbished, has the potential to process approximately 2,000 tonnes per day of gold zone ore from the Lalor mine.

The NBM Mill historically operated as a two-stage crushing and grinding Carbon-in-Pulp circuit, producing gold doré on site, and is currently on care and maintenance. The expected refurbishment of the NBM Mill, if it proceeds, would increase total processing capacity in the Snow Lake area and, based on the Company’s initial review, is expected to have a relatively low capital cost compared to the cost of a new concentrator. Historical gold recoveries at the NBM Mill on New Britannia ore have been in the 90% range compared to approximately 60% recoveries that are typical of a base metal concentrator. The NBM Mill has tailings capacity that is permitted, and the historical tailings are a potential source of feed for a new paste backfill plant at Lalor.

As a result of the acquisition of the NBM Mill, the Company no longer expects to construct a new concentrator at Lalor. As at March 31, 2015, the carrying value of development costs, including amounts for prepaid equipment, associated with a new Lalor concentrator was approximately $40 million, some of which is likely impaired as a result of the acquisition of the NBM Mill. The expected $350-400 million capital cost of a new concentrator would not be economically justified given the potential for 4,700 tonnes per day of combined capacity at the Snow Lake and NBM mills. However, the Company expects that a paste backfill plant for Lalor will be required in addition to the costs of refurbishing the NBM Mill. The Company will continue to process ore from Lalor at the Snow Lake concentrator, while it carries out engineering work on a potential restart of the NBM Mill. The Company anticipates that the results of its technical study on the NBM Mill, including the estimated costs and timing of a potential restart, will be available in 2016.